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                                                                  EXHIBIT (a)(5)
                              FOR IMMEDIATE RELEASE

                       THE MIDDLEBY CORPORATION ANNOUNCES
               $7.00 PER SHARE TENDER OFFER FOR 1.5 MILLION SHARES


Elgin, IL, October 23, 2000 - The Middleby Corporation (NASDAQ: MIDD), a global supplier of equipment to the foodservice industry, announced today that it will commence a self tender offer to purchase for cash up to 1,500,000 shares of its common stock for shareholders of record as of the close of business on October 20, 2000. This tender offer represents approximately 15% of its issued and outstanding common stock. Middleby is making the offer subject to the terms and conditions set forth in the Offer to Purchase, dated October 23, 2000, and the related Letter of Transmittal. The tender offer commences Wednesday, October 25, 2000, and will expire at 12:00 midnight, Eastern time, on Wednesday, November 22, 2000, unless extended by Middleby.

According to the terms of the tender offer, Middleby stockholders may tender their shares of common stock at a purchase price of $7.00 per share. On October 20, 2000, the last full trading day before Middleby announced the tender offer, the closing price per share of the common stock on the NASDAQ was $5.375. The tender purchase price represents approximately a 30.2% premium to the October 20, 2000 closing price.

As of October 20, 2000, Middleby had 10,132,000 shares of its common stock issued and outstanding, and had 404,125 shares issuable upon exercise of all outstanding stock options, of which 172,843 are exercisable as of October 20, 2000 and 185,625 are exercisable as of November 22, 2000.

The Middleby tender offer is not conditioned on the tender of a minimum number of shares. If more than 1,500,000 shares are validly tendered, Middleby will first accept shares from odd lot owners of less than 100 shares and will then accept all other validly tendered shares on a pro rata basis.

Middleby will obtain all necessary funds to make payment from available cash and cash equivalents as well as borrowings under a multicurrency revolving credit facility with Bank of America N.A. $10,000,000 is the maximum amount available to Middleby under the revolving credit facility.

Middleby's Board of Directors has approved this tender offer. However, stockholders must make their own decision whether to tender shares and, if so, how many shares to tender. Neither Middleby nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. Middleby has prohibited each of its directors and executive officers who own shares from participating in the tender.

The Offer to Purchase, Letter of Transmittal, and other documents related to the tender offer will be mailed to the shareholders of record of Middleby common stock and will be available for distribution to beneficial owners of common stock. Stockholders are urged to carefully read these materials before making any decision with respect to the offer.

Shareholders may obtain additional information by contacting Mr. Martin Lindsay at The Middleby Corporation at (847) 741-3300 extension 7711, or Continental Stock Transfer & Trust Company at (212) 509-4000 extension 535.

Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical fact are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions investors that such statements are estimates of future performance and are highly dependent upon a variety of important factors that could cause actual results to differ materially from such statements. Such factors include, but are not limited to, quarterly variations in operating results; dependence on key customers; international exposure; foreign exchange and political risks affecting international sales; changing market conditions; the impact of competitive products and pricing; the timely development and market acceptance of the Company's products; the availability and cost of raw materials; and other risks detailed herein and from time-to-time in the Company's SEC filings, including those discussed under the

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heading entitled "Risk Factors" in the Company's Registration Statement on
Form S-2 (No. 333-35397) filed with the Securities and Exchange Commission.

The Middleby Corporation is a leader in the design, manufacture, marketing and service of a broad line of equipment used for cooking and preparation of food in commercial and institutional kitchens and restaurants throughout the world. The Company's leading equipment brands include Middleby Marshall-Registered Trademark- , Southbend-Registered Trademark- , and Toastmaster-Registered Trademark- . Middleby's international subsidiary, Middleby Worldwide, is a leading exporter and distributor of foodservice equipment in the global marketplace and its international fabrication subsidiary, Middleby Philippines Corporation, is a leading supplier of specialty equipment in the Asian markets.

For further information about Middleby, visit the Company's World Wide Web site, http://www.middleby.com.

Contact: David P. Riley, Chief Executive Officer - 847- 429-7851 David B. Baker, Chief Financial Officer - 847- 429-7915